SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Simcere Pharmaceutical Group
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
82859P 10 4
(CUSIP Number of Class of Securities)
David Lin
Orrick, Herrington & Sutcliffe LLP
In association with Coudert Partners
39th Floor Gloucester Tower
The Landmark
15 Queen’s Road Central Hong Kong
852-2218-9193
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	82859P 10 4	Page	2	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
King View Development International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

British Virgin Islands

	5	Sole Voting Power

NUMBER OF		-0-

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,820,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

9.29% (2)

12	Type of Reporting Person

CO
(1) Shares are held by King View Development International Limited, a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
(2) Percentage ownership reported based on 127,209,200 shares represented by the Issuer as outstanding as of April 26, 2008, and does not include up to 7,657,200 ordinary shares issuable upon exercise of outstanding options. Assuming the issuance of all such additional ordinary shares, the percentage held by the persons filing would be reduced to 8.76%. The persons filing do not hold any options to purchase ordinary shares.

SCHEDULE 13G

CUSIP No.	82859P 10 4	Page	3	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
Trustbridge Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

	5	Sole Voting Power

NUMBER OF		-0-

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,820,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

9.29% (2)

12	Type of Reporting Person

PN
(1) Shares are held by King View Development International Limited, a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
(2) Percentage ownership reported based on 127,209,200 shares represented by the Issuer as outstanding as of April 26, 2008, and does not include up to 7,657,200 ordinary shares issuable upon exercise of outstanding options. Assuming the issuance of all such additional ordinary shares, the percentage held by the persons filing would be reduced to 8.76%. The persons filing do not hold any options to purchase ordinary shares.

SCHEDULE 13G

CUSIP No.	82859P 10 4	Page	4	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
TB Partners GP2, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

	5	Sole Voting Power

NUMBER OF		-0-

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		-0-

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,820,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

9.29% (2)

12	Type of Reporting Person

PN
(1) Shares are held by King View Development International Limited, a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
(2) Percentage ownership reported based on 127,209,200 shares represented by the Issuer as outstanding as of April 26, 2008, and does not include up to 7,657,200 ordinary shares issuable upon exercise of outstanding options. Assuming the issuance of all such additional ordinary shares, the percentage held by the persons filing would be reduced to 8.76%. The persons filing do not hold any options to purchase ordinary shares.

CUSIP No.	82859P 10 4	Page	5	of	11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
TB Partners GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

	5	Sole Voting Power

NUMBER OF		11,820,000 Ordinary Shares (1)

SHARES	6	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	7	Sole Dispositive Power
REPORTING
PERSON		11,820,000 Ordinary Shares (1)

WITH	8	Shared Dispositive Power

-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,820,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11	Percent of Class Represented by Amount in Row (9)

9.29% (2)

12	Type of Reporting Person

CO
(1) Shares are held by King View Development International Limited, a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.
(2) Percentage ownership reported based on 127,209,200 shares represented by the Issuer as outstanding as of April 26, 2008, and does not include up to 7,657,200 ordinary shares issuable upon exercise of outstanding options. Assuming the issuance of all such additional ordinary shares, the percentage held by the persons filing would be reduced to 8.76%. The persons filing do not hold any options to purchase ordinary shares.

Item 1.
(a)	Name of Issuer:

Simcere Pharmaceutical Group

(b)	Address of Issuer’s Principal Executive Offices:

No. 699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 People’s Republic of China
Item 2.
(a)	Name of Persons Filing:

TB Partners GP Limited, which is the controlling person of TB Partners GP2, L.P., which is the controlling person of Trustbridge Partners II, L.P., which is the controlling person of King View Development International Limited.

(b)	Address of Principal Business Office or, if none, Residence:

2701B, Azia Center 1233 Lujiazui Ring Road Shanghai, People’s Republic of China

(c)	Citizenship:

King View Development International Limited:	British Virgin Islands
Trustbridge Partners II, L.P:	Cayman Islands
TB Partners GP2, L.P.:	Cayman Islands
TB Partners GP Limited:	Cayman Islands
(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Nunber:

82859P 10 4 (This CUSIP number applies to the Issuer’s American Depository Shares, each of which represents two Ordinary Shares.)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

				King View
				Development
	TB Partners GP	TB Partners GP2,	Trustbridge	International
	Limited	L.P.	Partners II, L.P.	Limited
(a) Amount beneficially owned:	11,820,000	11,820,000	11,820,000	11,820,000
(b) Percent of class:	9.29%+	9.29%+	9.29%+	9.29%+
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	11,820,000	-0-	-0-	-0-
(ii) Shared power to vote or to direct the vote:	-0-	-0-	-0-	-0-
(iii) Sole power to dispose or to direct the disposition of:	11,820,000	-0-	-0-	-0-
(iv) Shared power to dispose or to direct the disposition of:	-0-	-0-	-0-	-0-

+	Percentage ownership reported based on 127,209,200 shares represented by the Issuer as outstanding as of April 26, 2008, and does not include up to 7,657,200 ordinary shares issuable upon exercise of outstanding options. Assuming the issuance of all such additional ordinary shares, the percentage held by the persons filing would be reduced to 8.76%. The persons filing do not hold any options to purchase ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2008	KING VIEW DEVELOPMENT INTERNATIONAL LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: May 22, 2008	TRUSTBRIDGE PARTNERS II, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: May 22, 2008	TB PARTNERS GP2, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: May 22, 2008	TB PARTNERS GP LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

EXHIBIT A
JOINT FILING AGREEMENT
     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of Ordinary Shares of Simcere Pharmaceutical Group is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: May 22, 2008	KING VIEW DEVELOPMENT INTERNATIONAL LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: May 22, 2008	TRUSTBRIDGE PARTNERS II, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: May 22, 2008	TB PARTNERS GP2, L.P.
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative

Date: May 22, 2008	TB PARTNERS GP LIMITED
	By:	/s/ Shujun Li
		Name:	Shujun Li
Capacity: Authorized Representative